FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of Novermber 2015

SANTANDER UK PLC

(Translation of registrant's name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . .. . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

01 December 2015

SANTANDER UK PLC

STATEMENT ON THE OUTCOME OF THE 2015 BANK OF ENGLAND STRESS TESTS

Santander UK notes the publication of the results of the 2015 stress tests conducted on seven major UK banks and building societies by the Bank of England.

As a result of the exercise the Bank of England does not require Santander UK to undertake any actions.

Santander UK's lowest post-stress CRD IV end-point common equity tier 1 ('CET 1') capital ratio, over a five-year stress period to the end of 2019, was modelled to be 9.5% before management actions and 9.8% after allowed management actions. These results are significantly in excess of the CET 1 threshold of 4.5% established by the Bank of England. Santander UK reported a CET 1 capital ratio of 11.7% as at 30 September 2015.

Santander UK's lowest post-stress end-point leverage ratio, over a five-year stress period to the end of 2019, was modelled to be 3.3% before management actions and 3.4% after allowed management actions. These results are significantly in excess of the leverage threshold of 3.0% established by the Bank of England. Santander UK reported a leverage ratio of 4.1% as at 30 September 2015.

- Ends -

Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. It has brought real competition to the UK, through its 1|2|3 products for retail customers and relationship banking model for UK SMEs. As at 30 June 2015, Santander UK was the most switched to bank, attracting 1 in 4 new retail customers. The bank serves more than 14 million active customers with c. 20,000 employees and operates through 900 branches and 68 regional Corporate Business Centres. Santander UK is subject to the full supervision of the Financial Conduct Authority (FCA) and Prudential Regulation Authority (PRA) in the UK. Santander UK plc customers are protected by the Financial Services Compensation Scheme (FSCS) in the UK.

About Us

Banco Santander (SAN.MC, STD.N, BNC.LN) is a leading retail and commercial bank, based in Spain, with a meaningful market share in 10 core countries in Europe and the Americas. Santander is the largest bank in the euro zone by market capitalization and among the top 12 banks on a global basis. Founded in 1857, Santander had EUR 1.51 trillion in managed funds, 12,910 branches and 190,000 employees at the close of June 2015. In the first half of 2015, Santander made ordinary attributable profit of EUR 3,426 million, a 24% increase.

Media Enquiries

Andy Smith Tel: 020 7756 4212 Mobile: 07824 473 338

The press office operates from 8.00am to 6.00pm. Outside of these hours please call 0800 5877708.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 1 December 2015	By / s / Michelle Hill
(Authorized Signatory)